Exhibit 99.2

NewGen Announces Closing of $1.25 Million Public Offering

BANGKOK, September 30, 2026 (GLOBE NEWSWIRE) -- NewGenIvf Group Limited (NASDAQ: NIVF) (the “Company”), a tech-forward, diversified, multi-jurisdictional high-growth entity transforming industries through innovative solutions across real estate development, digital asset management and reproductive health solutions, today announced the closing of its previously announced public offering made on a reasonable best efforts basis with gross proceeds to the Company of approximately $1.25 million, before deducting placement agent fees and other offering expenses payable by the Company.

The offering consisted of an aggregate of 17,857,143 Class A Ordinary Shares or pre-funded warrants to purchase Class A Ordinary Shares in lieu thereof (the “Pre-Funded Warrants”), comprising 125,000 Class A Ordinary Shares and Pre-Funded Warrants to purchase up to 17,732,143 Class A Ordinary Shares. The public offering price was $0.07 per Class A Ordinary Share and $0.06999 per Pre-Funded Warrant, which equals the public offering price per Class A Ordinary Share less the $0.00001 per share exercise price of the Pre-Funded Warrant. The Pre-Funded Warrants are immediately exercisable and may be exercised at any time until exercised in full.

Aggregate gross proceeds to the Company were approximately $1.25 million. The transaction closed on September 30, 2026. The Company expects to use the net proceeds from the offering, together with its existing cash, for investment in K25.ai, restructuring of debt securities, working capital including manufacturing and deployment of Nodexus machines in the cell-sorting business, and general corporate purposes.

Aegis Capital Corp. acted as the exclusive placement agent for the offering. Han Kun Law Offices LLP acted as U.S. counsel to the Company. Kaufman & Canoles, P.C. acted as U.S. counsel to Aegis Capital Corp.

A registration statement on Form F-1 (No. 333-298442) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 20, 2026 was declared effective by the SEC on September 28, 2026. The offering was made only by means of a prospectus. A final prospectus describing the terms of the offering has been filed with the SEC and is available on the SEC’s website located at www.sec.gov. Electronic copies of the final prospectus may be obtained by contacting Aegis Capital Corp., Attention: Syndicate Department, 1345 Avenue of the Americas, 27th floor, New York, NY 10105, by email at syndicate@aegiscap.com, or by telephone at +1 (212) 813-1010. Before investing in this offering, interested parties should read in their entirety the prospectus, which provides more information about the Company and such offering.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About NewGen

NewGenIVF Group is a technology-forward, diversified growth company, pursuing opportunities across real estate development, digital asset innovation and reproductive health solutions. The Company operates through NewGenProperty, focused on real estate development projects in the UAE’s Ras Al Khaimah Emirate; NewGenDigital, focused on digital asset and decentralized-finance solutions; and NewGenSup, focused on health and longevity products and solutions. NewGenIVF’s legacy business includes IVF and assisted reproductive treatment services across Asia. To learn more, visit www.nivf.global. Information contained on, or accessible through, the Company’s website is not incorporated by reference into this press release.

Forward-Looking Statements

The foregoing material may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Forward-looking statements include all statements that do not relate solely to historical or current facts, including without limitation statements regarding the Company’s product development and business prospects, and can be identified by the use of words such as “may,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “believe,” “potential,” “should,” “continue” or the negative versions of those words or other comparable words. Forward-looking statements are not guarantees of future actions or performance. These forward-looking statements are based on information currently available to the Company and its current plans or expectations and are subject to a number of risks and uncertainties that could significantly affect current plans. Should one or more of these risks or uncertainties materialize, or the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended, or planned. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, performance, or achievements. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

Contact

ICR, LLC
Robin Yang
Phone: +1 (212) 537-4406
Email: Newgenivf.IR@icrinc.com